November 15,
2018

Koichi Ishizuka
President
Photozou Holdings, Inc.
4-30-4F, Yotsuya
Shinjuku-ku, Tokyo, 160-004, Japan

       Re: Photozou Holdings, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 9, 2018
           File No. 333-226627

Dear Mr. Ishizuka:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1/A, Filed November 9, 2018

Exhibit 5.1, Legal Opinion, page 28

1. Please have counsel revise his legal opinion filed as Exhibit 5.1 to reflect, if true, that the shares being offered by the selling shareholders are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.
 Koichi Ishizuka
Photozou Holdings, Inc.
November 15, 2018
Page 2

        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                            Sincerely,
FirstName LastNameKoichi Ishizuka
                                                            Division of
Corporation Finance
Comapany NamePhotozou Holdings, Inc.
                                                            Office of
Telecommunications
November 15, 2018 Page 2
cc:       Jeff DeNunzio
FirstName LastName